UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

COTERRA ENERGY INC.
(Exact name of the registrant as specified in its charter)

Delaware
(State or other jurisdiction of
incorporation or organization)

1-10447
(Commission File Number)

04-3072771
(I.R.S. Employer
Identification No.)

Three Memorial City Plaza,
840 Gessner Road, Suite 1400, Houston, Texas 77024
(Address of principal executive offices, including ZIP code)

Gregory F. Conaway
Vice President and Chief Accounting Officer
(281) 589-4600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of payments by resource extraction issuers.

Coterra Energy Inc. is an independent oil and gas company engaged in the development, exploration and production of oil, natural gas and natural gas liquids in the continental U.S. The payment disclosure required by this Form SD is included as Exhibit 2.01 hereto.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COTERRA ENERGY INC.
(Registrant)

September 25, 2025	By:	/s/ GREGORY F. CONAWAY
Gregory F. Conaway
Vice President and Chief Accounting Officer